ASB Bank Limited
Consolidated Performance in Brief

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	NZ IFRS	NZ IFRS	NZ IFRS	NZ GAAP	NZ GAAP
For the year ended 30 June	2007	2006	2005	2004	2003
INCOME STATEMENT ($ MILLIONS)
Interest Income	3,816	3,210	2,682	2,099	1,899
Interest Expense	2,926	2,406	1,906	1,411	1,282

Net Interest Earnings	890	804	776	688	617
Other Income	420	344	268	249	234

Total Operating Income	1,310	1,148	1,044	937	851
Impairment Losses on Advances	18	19	16	21	25

Total Operating Income after Impairment Losses	1,292	1,129	1,028	916	826
Total Operating Expenses	533	495	470	446	407

Net Profit before Taxation	759	634	558	470	419
Taxation	227	194	179	153	141

Net Profit after Taxation *	532	440	379	317	278

BALANCE SHEET ($ MILLIONS)
Total Assets	52,893	44,568	38,796	33,048	27,538
Advances (includes Money Market Advances and Advances to Customers before Collective Provision for Impairment)	45,204	39,034	34,978	28,789	22,297
Collective Provision	84	79	123	108	89
Specific Provisions	7	1	9	9	10
Total Liabilities	49,773	41,879	36,527	31,452	26,228
Deposits (includes Money Market Deposits, Deposits from Customers and Amounts Due to Other Banks)	47,792	41,066	36,050	30,832	25,621

SHAREHOLDER’S EQUITY ($ MILLIONS)
Shareholder’s Equity at End of Year	3,120	2,689	2,269	1,596	1,310
Dividends: Ordinary	825	860	43	25	195
Perpetual Preference	31	30	16	10	6

PERFORMANCE
Return on Ordinary Shareholder’s Equity *	21.3%	21.3%	23.3%	24.5%	25.4%
Return on Total Average Assets	1.1%	1.1%	1.1%	1.1%	1.1%
Net Interest Margin as % of Total Average Assets	1.8%	1.9%	2.2%	2.3%	2.4%
Total Operating Expenses as % of Total Operating Income *	40.7%	43.1%	45.0%	47.7%	47.9%
Growth in Total Assets	18.7%	14.9%	17.4%	20.0%	13.6%

PRUDENTIAL
Shareholder’s Equity as a Percentage of Total Assets	5.9%	6.0%	5.8%	4.8%	4.8%
Tier One Capital as a Percentage of Total Risk Weighted Exposures	9.0%	9.8%	9.6%	8.2%	8.1%
Total Capital as a Percentage of Total Risk Weighted Exposures	10.5%	10.6%	10.2%	10.2%	10.3%

*	Includes $52m in post tax accounting gains arising from the application of NZ IAS 39 Financial Instruments: Recognition and Measurement. ASB’s financial result media statement focuses on operational performance and exculdes this $52m.